FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Integra Resources Corp. ("Integra" or the "Company")
1050 - 400 Burrard Street
Vancouver, British Columbia
V6C 3A6

Item 2. Date of Material Change

July 28, 2024.

Item 3. News Release

A news release was disseminated through the facilities of Cision on July 29, 2024, and subsequently filed under Integra's issuer profile on SEDAR+ at www.sedarplus.ca.

Item 4. Summary of the Material Changes

On July 29, 2024, Integra announced that it had entered into a definitive agreement dated July 28, 2024 (the "Arrangement Agreement") pursuant to which Integra agreed to acquire all of the issued and outstanding common shares (the "FCGI Shares") of Florida Canyon Gold Inc. ("Florida Canyon") by way of a court-approved plan of arrangement (the "Transaction").

In connection with the Transaction, Integra announced a concurrent equity financing for aggregate gross proceeds of approximately C$20 million, the net proceeds of which are expected to be used by Integra, following completion of the Transaction, to fund mine optimization opportunities at Florida Canyon, for continued advancement of DeLamar and Nevada North, and for general corporate purposes.

In addition, Integra also announced that its convertible loan agreement with Beedie Investments Ltd. ("Beedie Capital") dated July 28, 2022 (the "Loan Agreement") will be amended to: (i) subject to TSX Venture Exchange ("TSXV") approval, modify the conversion price on the initial advance of US$10 million from C$0.945 per common share of Integra (each, an "Integra Share") to a 25% premium to the Issue Price (as defined below), being C$1.6875; (ii) extension of the maturity date of the Credit Agreement from July 28, 2025 to July 31, 2027; (iii) extension of the period during which scheduled interest payments will be capitalized as principal from the current expiry date of October 31, 2023 to Dec. 31, 2024; (iv) modification of the make-whole fee from the amount of interest Integra would have paid had the convertible facility continued for 36 months from the initial advance to 48 months from the initial advance; and (v) modification of the covenant requiring Integra to maintain a balance of unrestricted cash no less than US$2 million to US$5 million.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

Transaction with Florida Canyon

Transaction Summary

On July 28, 2024, the Company entered into the Agreement Arrangement with Florida Canyon, whereby Integra agreed to acquire all of the issued and outstanding FCGI Shares by way of a court-approved plan of arrangement. The Transaction is expected create a diversified, Great Basin-focused gold and silver producer with immediate gold production from the Florida Canyon Gold Mine, coupled with a built-in growth pipeline of high-quality development stage assets, including the Delamar Project and the Nevada North Project. Under the terms of the Transaction, shareholders of Florida Canyon will receive 0.467 of an Integra Share for each FCGI Share held (the "Exchange Ratio"). Existing shareholders of Integra and FCGI will own approximately 60% and 40%, respectively, of the outstanding Integra Shares on the closing of the Transaction (but prior to the satisfaction of the Escrow Release Conditions (as defined below) following the completion of the Offering (as defined below). The Exchange Ratio implies consideration of C$0.69 per FCGI Share based on the closing market price of the Integra Shares on the TSXV on July 26, 2024, for total consideration of approximately C$95 million.

The Transaction will be effected by way of a court-approved plan of arrangement under the Canada Business Corporations Act, requiring the approval of (i) at least 66⅔% of the votes cast by the shareholders of Florida Canyon voting in person or represented by proxy; (ii) if applicable, a simple majority of the votes cast by shareholders of Florida Canyon, excluding for this purpose the votes of related parties and interested parties and other votes required to be excluded under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, all at a special meeting of the shareholders Florida Canyon to consider the Transaction; and (iii) the approval of the Ontario Superior Court of Justice.

In addition to securityholder and court approval, completion of the Transaction is subject to applicable regulatory approvals, including the approval of the TSXV, and the satisfaction of certain other closing conditions. In particular, the Transaction is subject to the prior completion of the sale of Florida Canyon's Mexican assets, as previously announced by Florida Canyon, and receipt of approval from the Federal Economic Competition Commission (Comision Federal de Competencia Economica - COFECE), under the Federal Law of Economic Competition (Mexico), to such sale, and is also conditional upon binding arrangements being in place for the replacement of collateral supporting the Florida Canyon's surety bond and release of the Alamos Gold Inc. surety bond guarantee.  The Arrangement Agreement contains customary provisions, including representations and warranties of each party, non-solicitation covenants of Florida Canyon and "fiduciary out" provisions, as well as "right-to-match" provisions in favour of Integra. Florida Canyon has also agreed to pay a termination fee of approximately US$2,250,000 to Integra in the case of certain terminating events. Subject to the satisfaction of these conditions, Integra and Florida Canyon expect that the Transaction will be completed in the fourth quarter of 2024. Details regarding these and other terms of the Transaction are set out in the Arrangement Agreement, which is available under the SEDAR+ profile of Integra at www.sedarplus.ca.

On the effective date of the Transaction, the board of directors of Integra will be reconstituted such that six current directors of Integra will remain, and Integra will appoint two additional directors from nominees provided by Florida Canyon.

Following completion of the Transaction, the Integra Shares will continue trading on the TSXV and NYSE American, and the FCGI Shares will be de-listed from the TSXV. Approximately 89 million Integra Shares are currently outstanding on a non-diluted basis and approximately 138 million FCGI Shares are currently outstanding on a non-diluted basis. Upon completion of the Transaction (assuming no additional issuances of Integra Shares or FCGI Shares, other than the issuance of Integra Shares on conversion of the Subscription Receipts (as defined below)), there will be approximately 168 million Integra Shares outstanding on a non-diluted basis and approximately 179 million Integra Shares outstanding on a fully-diluted in-the-money basis.

Board of Directors Recommendation and Voting Support

The Arrangement Agreement and the Transaction have been unanimously approved by the boards of directors of each of Integra and Florida Canyon, and the board of directors of Florida Canyon has recommended that shareholders of Florida Canyon vote in favour of the Transaction.

Each of the directors and senior officers of Florida Canyon, and certain shareholders of Florida Canyon, have entered into voting support agreements with Integra and have agreed to vote in favour of the Transaction at the special meeting of shareholders of Florida Canyon expected to be held in October, 2024 to consider the Transaction. Further information regarding the Transaction will be contained in a management information circular (the "Circular") that Florida Canyon will prepare, file and mail (expected to be mailed in September 2024) to its shareholders in connection with such special meeting.

Cormark Securities Inc. provided a fairness opinion to the board of directors of FCGI, stating that, as of the date of its opinion, and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the consideration to be paid under the Transaction is fair, from a financial point of view, to FCGI shareholders. The full text of the Cormark Securities Inc. fairness opinion, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken, and the terms and conditions of the Transaction, will be included in the Circular.

Bought Deal Private Placement of Subscription Receipts

On July 28, 2024, Integra entered into an agreement with Stifel Nicolaus Canada Inc. and Eight Capital, as co-lead underwriters and joint bookrunners (the "Co-Lead Underwriters"), on behalf of a syndicate of underwriters (together with the Co-Lead Underwriters, the "Underwriters") in connection with a bought deal private placement offering of 14.9 million subscription receipts of Integra (the "Subscription Receipts") at a price of $1.35 per Subscription Receipt (the "Issue Price") for gross proceeds of approximately C$20 million (the "Offering"). Integra also granted the Underwriters an option (the "Underwriters' Option"), exercisable, in whole or in part, for a period of 48 hours prior to the closing of the offering, to sell up to an additional 2,980,000 Subscription Receipts at the Issue Price. If the Underwriters' Option is exercised in full, the total gross proceeds of the Offering will be approximately C$24 million.

Each Subscription Receipt shall represent the right of a holder to receive, upon satisfaction or waiver of certain release conditions (including the satisfaction of all conditions precedent to the completion of the Transaction other than the issuance of the Integra Shares to shareholders of Florida Canyon) (the "Escrow Release Conditions"), without payment of additional consideration, one Integra Share, subject to adjustments and in accordance with the terms and conditions of a subscription receipt agreement to be entered into upon closing of the Offering (the "Subscription Receipt Agreement").

The gross proceeds from the sale of the Subscription Receipts will be deposited and held in escrow pending the satisfaction or waiver of the Escrow Release Conditions by TSX Trust Company, as subscription receipt and escrow agent under the Subscription Receipt Agreement. Integra will pay the Underwriters a cash commission and the expenses of the Underwriters incurred in connection with the Offering.

If a Termination Event (as defined below) occurs, the escrowed proceeds of the Offering will be returned on a pro rata basis to the holders of Subscription Receipts, together with the interest earned thereon, and the Subscription Receipts will be cancelled and have no further force and effect, all in accordance with the terms of the Subscription Receipt Agreement. For the purposes of the Offering, a "Termination Event" includes: (a) an event in which the Escrow Release Conditions are not satisfied or waived prior to December 15, 2024 (subject to extensions in limited circumstances); or (b) the termination of the Arrangement Agreement in accordance with its terms.

The Offering is expected to close on or about August 21, 2024, and is subject to TSXV and other necessary regulatory approvals. Following completion of the Transaction, the net proceeds from the Offering is expected to be used to fund mine optimization opportunities at Florida Canyon, for continued advancement of DeLamar and Nevada North, and for general corporate purposes.

Beedie Capital Consent to the Transaction & Capital Credit Facility

In connection with the Transaction, Integra entered into a fourth supplemental credit agreement ("Fourth Supplemental Credit Agreement") with Beedie Capital to amend the convertible loan agreement dated July 28, 2022, as amended by a first supplemental credit agreement dated as of February 26, 2023, a second supplemental credit agreement dated as of May 4, 2023 and a third supplemental agreement dated as of February 20, 2024 (as amended by the Fourth Supplemental Credit Agreement (the "Credit Agreement"), pursuant to which Beedie Capital agreed to loan up to US$20 million (the "Convertible Facility")). Beedie Capital agreed to a second advance in the amount of US$5 million subject to satisfying certain conditions under the Fourth Supplemental Credit Agreement, and to further amend the Convertible Facility to accommodate the assets of Florida Canyon and its subsidiaries, each of which, following the closing of the Transaction, will be loan parties and provide guarantees and security for the obligations under the Credit Agreement.

Beedie Capital and Integra further agreed to, conditional upon closing of the Transaction, amend the terms of the Credit Agreement to provide for the following: (i) subject to TSXV approval, modify the conversion price on the initial advance of US$10 million (the "Initial Advance") from C$0.945 per Integra Shares (or, C$2.3625 per Common Share on a post-consolidation basis) to a 25% premium to the Issue Price, being C$1.6875; (ii) extension of the maturity date of the Credit Agreement from July 28, 2025 to July 31, 2027; (iii) extension of the period during which scheduled interest payments will be capitalized as principal from the current expiry date of October 31, 2023 to December 31, 2024; (iv) modification of the make-whole fee from the amount of interest Integra would have paid had the Convertible Facility continued for 36 months from the Initial Advance to 48 months from the Initial Advance; and (v) modification of the covenant requiring Integra to maintain a balance of unrestricted cash no less than US$2 million to US$5 million. Integra will also request to draw a second advance on the Convertible Facility in the principal amount of US$5 million (the "Subsequent Advance") immediately following completion of the Transaction, with a conversion price equal to a 25% premium to the Issue Price. In the event that the amendment to the conversion price of the Initial Advance does not receive regulatory approval, Integra and Beedie Capital have agreed to a downward adjustment to the aforementioned premium in respect of the conversion price of the Subsequent Advance which would result in Beedie Capital receiving up to the same aggregate number of Integra Shares that Beedie Capital otherwise would have been entitled to receive upon conversion in full of the Initial Advance and Subsequent Advance had the conversion price of the Initial Advance been amended to equal a 25% premium to the Issue Price.

Beedie Capital has provided their consent to the Transaction pursuant to the terms of the Arrangement Agreement, subject to, among other things, the satisfaction by Integra (or waiver by Beedie Capital) of certain conditions precedent, including the completion of the Offering in accordance with its respective terms, approval of the TSXV for the revised conversion price of the Initial Advance and the Subsequent Advance, and there being no other default or event of default under the Credit Agreement.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

There is no information of a material nature that has been omitted.

Item 8. Executive Officer

Andrée St-Germain
Chief Financial Officer
778.873.8190

Item 9. Date of Report

August 7, 2024

Forward looking and other cautionary statements

Certain information set forth in this material change report release contains "forward looking information" within the meaning of applicable securities legislation Except for statements of historical fact, certain information contained herein constitutes forward looking information which includes, but is not limited to, statements with respect to: completion of the proposed Transaction, including receipt of all necessary court, shareholder and regulatory approvals, and the timing thereof, and the ability to satisfy all other conditions to the closing of the Transaction; the potential benefits to be derived from the Transaction; the composition of the board of directors of Integra following the completion of the Transaction; information concerning the anticipated sale and distribution of Subscription Receipts pursuant to the Offering; Integra's intended use of the net proceeds from the sale of Subscription Receipts; the ability to satisfy the Escrow Release Conditions; and the ability to satisfy all conditions precedent to Beedie Capital's consent to the Transaction.

Forward-looking information is often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking information is based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the successful completion of the Transaction (including receipt of all regulatory approvals, shareholder and third-party consents), the completion of the Offering; the integration of Integra and Florida Canyon, and realization of benefits therefrom; and future development and production related decisions at the combined company's properties. Forward looking information necessarily involves known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward looking statements. These risks and uncertainties include, but are not limited to: risks related to the Transaction, including, but not limited to, the ability to obtain necessary approvals in respect of the Transaction and the Offering and to consummate the Transaction and the Offering; integration risks; general business; and economic and competitive uncertainties. Although Integra has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Form 20-F dated March 28, 2024 for the fiscal year ended December 31, 2023.

There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward looking information if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking information contained herein is presented for the purposes of assisting investors in understanding the Company's plans, objectives and goals, including with respect to the Transaction, and may not be appropriate for other purposes. Forward-looking information is not a guarantee of future performance and the reader is cautioned not to place undue reliance on forward looking information.